FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of 07/08/2026

Ternium S.A.

(Translation of Registrant's name into English)

Ternium S.A.

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(352) 2668-3152

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.'s press release announcing the release of the Sustainability Report 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Guillermo Etchepareborda        By: /s/ Sebastián Martí

Name: Guillermo Etchepareborda        Name: Sebastián Martí

Title: Attorney in Fact                          Title: Attorney in Fact

Dated: July 08, 2026

Sebastián Martí

Ternium - Investor Relations

+1 (866) 890 0443

+54 (11) 4018 8389

www.ternium.com

Ternium Releases Sustainability Report 2025

Luxembourg, July 08, 2026 – Ternium S.A. (NYSE: TX) today announced the release of its Sustainability Report 2025, presenting the company's performance, strategy, governance and risk management across key environmental, social and governance (ESG) dimensions.

Ternium consolidated Usiminas into its decarbonization target, with 2024 as the base year. The company aims to achieve a 15% reduction in CO₂ equivalent emissions intensity per ton of hot-rolled steel equivalent by 2030, covering Scope 1, Scope 2 and Scope 3 (categories 1 and 10) emissions under the GHG Protocol methodology, and including all steel mills up to the hot-rolling stage.

Key initiatives advanced during the year include the first full year of operations of the Vientos de Olavarría wind farm in Argentina, which generated 434 GWh and replaced approximately 90% of the electricity previously purchased from the national grid by Ternium Argentina; the ongoing construction of the new DRI-EAF steel shop in Pesquería, Mexico, expected to begin operations in early 2027; and the supply of solar electricity to the Ipatinga facility, raising the share of renewable sources in its purchased electricity mix to approximately 20%.

In 2025, Ternium invested $93 million in environmental, decarbonization and energy-efficiency initiatives, and $102 million in occupational health and safety programs. Ternium's second Roberto Rocca Technical School, located in Santa Cruz, Brazil, was inaugurated and completed its first year of operations, welcoming 192 first-year students specializing in Mechatronics and Electromechanics. In Pesquería, Mexico, the company's first technical school incorporated a middle-school level with 128 students, in addition to its technical high-school enrollment of 474 students, and continued to deliver strong academic results, with a 95% curriculum completion rate.

Although Ternium is not currently subject to CSRD reporting requirements, the 2025 Sustainability Report has been prepared considering the European Sustainability Reporting Standards (ESRS) as a framework, which the company is gradually incorporating into its disclosures. The report also follows the international standards set by the GRI and SASB, the guidelines from the World Steel Association, and the recommendations of the TCFD, and describes the company's contributions to the UN's Sustainable Development Goals.

The report is available at www.ternium.com.

Forward Looking Statements

Some of the statements contained in this press release are “forward-looking statements”.  Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements.  These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products, and other factors beyond Ternium’s control.

About Ternium

Ternium is a leading steel producer in the Americas, providing advanced steel products to a wide range of manufacturing industries and the construction sector. We invest in low carbon emissions steelmaking technologies to support the energy transition and the mobility of the future. We also support the development of our communities, especially through educational programs in Latin America. More information about Ternium is available at www.ternium.com.